UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

(Amendment no.1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-33176

Baijiayun Group Ltd

(Exact name of registrant as specified in its charter)

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Baijiayun Group Ltd (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 29, 2024 (the “Original 6-K”), to amend and restate the notice of annual general meeting of shareholders and proxy statement of the Company (the “Original AGM Notice and Proxy Statement”), which was filed as exhibit 99.1 to the Original 6-K. The amended and restated notice of annual general meeting of shareholders and proxy statement revised the proposal 3 in the Original AGM Notice and Proxy Statement by separating it into two proposals, so that the proposed share consolidation may be effected from the first business day immediately following the date on which the share consolidation is approved by the shareholders of the Company.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Amended and Restated Notice of Annual General Meeting of Shareholders and Proxy Statement of Baijiayun Group Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

Dated: May 17, 2024

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